Exhibit 21.1

Subsidiaries of Concrete Pumping Holdings, Inc.

Entity	Jurisdiction

Concrete Pumping Intermediate Acquisition Corp.	Delaware
Industrea Acquisition Corp.	Delaware
CPH Acquisition I, Inc.	Delaware
Brundage-Bone Concrete Pumping Holdings, Inc.	Delaware
Concrete Pumping Intermediate Holdings, LLC	Delaware
Concrete Pumping Property Holdings, LLC	Delaware
Brundage-Bone Concrete Pumping, Inc.	Colorado
Eco-Pan, Inc.	Colorado
Camfaud Group Limited	United Kingdom
Camfaud Concrete Pumps Limited	United Kingdom
South Cost Concrete Pumping Limited	United Kingdom
Premier Concrete Pumping Limited	United Kingdom
Reilly Concrete Pumping Limited	United Kingdom
CPH Acquisition LLC	Delaware
Capital Pumping, LP	Texas
ASC Equipment, LP	Texas